Exhibit 99.1

AirMedia Group Inc. Announces Notice of 2013 Annual General Meeting

Beijing, June 25, 2013 – AirMedia Group Inc. (“AirMedia” or the “Company”) (NASDAQ: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced that its 2013 annual general meeting (the “AGM”) will be held at 2:00 p.m. Beijing time (2:00 a.m. U.S. Eastern Time) on July 18, 2013 at the Company’s headquarters at 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027.

Only shareholders of record at the close of business on June 21, 2013 are entitled to receive notice and to vote at the annual general meeting and any adjourned meeting. Holders of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through the depositary of the Company’s ADS program, JPMorgan Chase Bank N.A. Shareholders are cordially invited to attend the AGM.

Copies of the notice of the AGM, which sets forth the resolutions to be submitted to shareholder approval at the meeting, and the Company’s annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2012, are available on AirMedia’s investor relations website at http://ir.airmedia.net.cn.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 33 major airports and digital TV screens in 33 major airports, including most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by seven airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2014 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn